UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Mindray Medical International Limited (“Mindray”) today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong on December 19, 2011.

At the meeting, Mindray shareholders approved the re-election of incumbent directors Li Xiting, Peter Wan and Kern Lim, each to serve a three-year term.

In addition, Mindray shareholders ratified the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
	Name:	Alex Lung
	Title:	Chief Financial Officer

Date: December 22, 2011